Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2012

Results of operations – management discussion & analysis

Three months ended March 31, 2012 versus three months ended March 31, 2011 (Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2012 and 2011 per charter category were as follows:

	Three months ended March 31,
	2012		2011
	$ million	% of total	$ million	% of total
Time charter-bareboat	2.3	2%	2.3	2%
Time charter-fixed rate	19.2	19%	15.0	15%
Time charter-variable rate (profit share)	24.2	24%	38.2	39%
Pool arrangement	6.1	6%	7.2	7%
Voyage charter-contract of affreightment	—	0%	6.5	7%
Voyage charter-spot market	50.4	49%	30.0	30%

Total voyage revenue	102.2	100%	99.2	100%

Voyage revenues from vessels were $102.2 million during the quarter ended March 31, 2012, compared to $99.2 million during the quarter ended March 31, 2011, a slight increase of $3.0 million or 3.0%. The freight market was soft in both periods, primarily due to an over-supply of tankers despite the relatively strong demand for oil. The marginal increase in revenue was to some extent due to a small increase in the number of vessels by the equivalent of 0.1 vessels or, in terms of days available for trading, an increase of 57 days compared to the same quarter in 2011. The average number of vessels during the first quarter of 2012 was 48.0 compared to 47.9 in the first quarter of 2011. Since the beginning of 2011 to March 31, 2012 the Company took delivery of the suezmaxes Spyros K and Dimitris P and sold the aframaxes Opal Queen and Vergina II.

Bunker prices were higher by 17% in the first quarter of 2012 compared to the first quarter of 2011 and coupled with the fact that we had 2.4% more days in types of employment bearing voyage expenses, the average time charter equivalent rate per vessel dropped to $17,129 per day compared to $17,964 per day in the previous year’s first quarter. Only the Aframaxes and the smaller Handysize vessels saw better rates in the first quarter of 2012 compared to the first quarter of 2011. Also our one LNG carrier was under a time charter with almost double the rate compared to the prior year’s first quarter, but spent half the quarter in dry-docking and incurred high related voyage expenses.

The number of days utilized in profit-share arrangements dropped to 1,341 in the first quarter of 2012 compared to 1,841 in the first quarter of 2011. The number of days employed on spot and contract of affreightment increased to 1,108 from 1,082, and days that vessels operated in a pool during the first quarter of 2012 were 544 compared to 540 in the first quarter of 2011. Operating days on pure time-charter without profit share increased to 1,142 days from 799 days between the two first quarters. There was an increase in the total number of days that the fleet was employed under charters with a fixed rate due to the expiration of charters with a variable element and the placement of those vessels in fixed employment. Also there was a move of other vessels, due to expiration of previous period employment, to the spot market in order to secure more lucrative time-charters in the future, in anticipation of improved market conditions.

Average daily TCE rate earned for the three-month periods ended March 31, 2012 and March 31, 2011 were as follows:

	Q1 2012	Q1 2011
	$	$
LNG carrier	30,999	23,000
VLCC	23,833	25,940
Suezmax	21,857	25,162
Aframax	18,187	17,854
Panamax	15,079	16,524
Handymax	12,302	11,254
Handysize	13,243	14,463

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2012		2011
	$	’000	$	’000
Voyage revenues		102,230		99,196
Less :Voyage Expenses		(32,312)		(23,533)
Add: Representative operating expenses for bareboat charter ($10,000 daily)		910		900

Time charter equivalent revenues		70,828		76,563

Divided by: net earnings (operating) days		4,135		4,262
Average TCE per vessel per day		17,129		17,964

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter of 2012 was 94.7% compared to 98.9% for the first quarter of 2011. The days lost in the first quarter of 2012 primarily relate to the dry-dockings of Neo Energy, Antarctic, Arctic, and Sakura Princess, repairs on Afrodite and off-hire days of La Prudencia and La Madrina.

Commissions

Commissions amounted to $3.7 million, or 3.6% of revenue from vessels, during the quarter ended March 31, 2012, compared to $3.4 million or 3.4% of revenue from vessels, for the quarter ended March 31, 2011. The overall increase was due to increased revenues and changes in employment on several vessels, where commission rates were higher, especially for vessels employed in the spot market.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,		% increase/ (decrease)	Three months ended March 31,		% increase/ (decrease)
	2012	2011		2012	2011
	$ million	$ million		$	$
Bunkering expenses	22.6	15.6	45.2%	20,403	14,393	41.8%
Port and other expenses	9.7	8.0	22.0%	8,759	7,357	19.1%

Total voyage expenses	32.3	23.5	37.3%	29,162	21,750	34.1%
Days on spot and Contract of Affreightment (COA) employment				1,108	1,082	2.4%

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer, or, in the case of vessels in a pool, by the pool operators. Voyage expenses were $32.3 million during the quarter ended March 31, 2012, compared to $23.5 million during the prior year’s first quarter, a 37.3% increase. The total operating days on spot charter and contract of affreightment totaled 1,108 days in the first quarter of 2012 compared to 1,082 days in the first quarter of 2011. Although voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot, much of the increase can be explained by the average cost of bunkers (fuel) purchased for the fleet increasing by 17% from the first quarter of 2011 to the first quarter of 2012, contributing to a $7 million increase in overall expenditure on bunkers, or $6,010 on a daily basis, between the two first quarters.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2012	Q1 2011	% increase/ (decrease)	Q1 2012	Q1 2011	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	19.1	19.3	(1.0)%	4,458	4,565	(2.3)%
Insurances	3.7	3.7	(1.6)%	857	881	(2.7)%
Repairs and maintenance, and spares	5.5	2.6	110.8%	1,277	614	108.0%
Stores	2.0	1.9	4.1%	470	458	2.6%
Lubricants	1.7	1.4	23.7%	391	319	22.6%
Quality and Safety	0.4	0.3	11.8%	89	81	9.9%
Other (taxes, registration fees, communications)	3.1	2.4	29.4%	766	564	35.8%

Total operating expenses	35.5	31.6	12.5%	8,308	7,482	11.0%

Earnings capacity days excluding vessel on bare-boat charter				4,277	4,221

Vessel operating expenses are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium). Total operating costs were $35.5 million during the quarter ended March 31, 2012 as compared to $31.6 million during quarter ended March 31, 2011, an increase of 12.5%, whereas earnings capacity days increased only by 1.3%. As a percentage of voyage revenues, vessel operating expenses were 34.7% in the first quarter of 2012 and 31.8% in the first quarter of 2011.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $8,308 for the quarter ended March 31, 2012 from $7,482 for the quarter ended March 31, 2011, an 11.0% increase.

The increase in operating expenses is mostly due to increased repairs and maintenance expenses incurred during dry-dockings, included the first dry-docking on the LNG carrier. Repair activity was increased in the first quarter of 2012, as four vessels underwent dry-dockings compared with none in the first quarter of 2011. Lubricant costs also increased as a result of the increased bunker prices. Other operating expenses were higher as a result of increased security and protection expenses against piracy.

Depreciation

Depreciation was $23.7 million during the quarter ended March 31, 2012 compared to $24.2 million during the quarter ended March 31, 2011, a decrease of 2.3%. This was primarily due to the two VLCC’s La Madrina and La Prudencia, which were held for sale at the end of 2011 and bore no depreciation during the first quarter of 2012, largely offset by the addition of two new high-value vessels in 2011 (Spyros K and Dimitris P).

Amortization of deferred charges

During both quarters ended March 31, 2012 and 2011, amortization of deferred dry-docking charges was $1.1 million. For the most part the total quarterly charge for the respective quarters relate to the same charges for the same vessels. The effect of the quarterly amortization of the seven dry-dockings performed in 2011 has been offset by the transfer of the remaining unamortized dry-docking costs of La Madrina and La Prudencia, which were transferred to the cost of held for sale assets at December 31, 2011.

Impairment

Our tests did not indicate that an impairment charge was required for any particular vessel at March 31, 2012. At December 31, 2011, it was determined that the carrying value of the VLCC’s tankers La Prudencia and La Madrina was in excess of their estimated fair market values and that the vessels would not generate adequate cash flow over their expected remaining lives in excess of their carrying values. As a result, the carrying value of the two vessels was reduced to fair market value at December 31, 2011. The Company determined that these vessels met the criteria to be classified as held for sale at December 31, 2011 and March 31, 2012. Tests were performed in the first quarter of 2012 to assess whether these vessels’ fair market value had again fallen below carrying value and it was determined that the fair market value was in excess of carrying value.

Management fees

Management fees totaled $4.0 million during the quarter ended March 31, 2012, a 2.7% increase over the quarter ended March 31, 2011. The increase is due to the increase of the monthly management fees from January 1, 2012.

The Company pays to Tsakos Energy Management Ltd. (the “Management Company”) fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

In the first quarter of 2012, all the fleet apart from the LNG carrier was managed by TCM. In the first quarter of 2011, most of the fleet was managed by TCM apart from the LNG carrier, four vessels which continued to be managed by Columbia Shipmanagement Ltd. and three by other third-party ship managers. From January 1, 2012, monthly fees for operating vessels increased by $500 per month to $27,500, compared to $27,000 in the first quarter of 2011. The monthly fee relating to chartered-in or chartered out on a bareboat basis or for vessels under construction increased to $20,400 from $20,000. Management fees for the LNG carrier remained at $32,000 per month of which $7,000 are paid to the Management Company and $25,000 to a third party manager. From April 1, 2012 management fees for the LNG carrier will be $35,000 of which $10,000 will be paid to the Management Company and $25,000 to the third party manager. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $0.8 million during the quarter ended March 31, 2012 compared to $1.1 million during the previous year’s first quarter, a decrease of 27.0% mainly due to efforts to reduce the overhead expenditure in all categories.

General and administrative expenses plus the management fees and the stock compensation expense (see below), represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,139 for the first quarter of 2012, compared to $1,251 in the first quarter of 2011. The decrease was primarily due to the decreased general and administrative expenses offset by the increase in management fees.

Stock compensation expense

The compensation expense in the first quarter of 2012 amounted to $0.2 million compared to $0.4 million in the first quarter of 2011 and represents the amortization of the value of restricted share units (“RSUs”) in the quarter. There were no movements (issuances, vesting and forfeits) in the quarter, so the number of outstanding RSUs at March 31, 2012 remained 84,500, as at December 31, 2011. These outstanding RSU’s will vest at June 30, 2012. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date. The decrease of the stock compensation expense between the first quarters of 2012 and 2011 is due to the drop of the number of outstanding RSU’s from 199,750 at March 31, 2011 to 84,500 during the quarter ending March 31, 2012.

Gain on sale of vessels

There were no vessel sales during the first quarter of 2012. During the first quarter of 2011, the Company sold the aframax Opal Queen for $34.0 million realizing a gain of $5.8 million.

Operating income

Income from vessel operations was $1.0 million during the first quarter of 2012 compared to $15.4 million (including a gain on the sale of vessel amounting to $5.8 million) during the first quarter of 2011.

Interest and finance costs

	Three months ended March 31,
	2012	2011
	$ million	$ million
Interest expense	11.8	10.7
Less: Interest capitalized	(0.3)	(0.9)

Interest expense, net	11.5	9.8
Interest swap cash settlements non-hedging	3.0	3.4
Bunkers swap cash settlements	(0.8)	(1.3)
Change in fair value of non-hedging bunker swaps	(0.7)	(2.6)
Amortization of deferred loss on de-designated financial instruments	0.4	0.4
Change in fair value of non-hedging interest rate swaps	(3.3)	(3.5)
Amortization of loan fees	0.2	0.2

Net total	10.3	6.4

Interest and finance costs were $10.3 million for the first quarter of 2012 compared to $6.4 million for the quarter ended March 31, 2011, an increase of 60.3%. Loan interest in the first quarter 2012 increased by 11.9% to $7.1 million from $6.4 million in the first quarter of 2011. The average balance of outstanding debt was approximately $1,524 million for the first quarter of 2012 compared to $1,548 million for the previous year’s first quarter and average loan interest rate increased slightly to 1.84% from 1.64%. Similarly, the average all-in loan finance cost in the first quarter of 2012, taking account of net swap interest paid, was 3.83% compared to 3.63% in the previous year’s first quarter. Interest paid on both hedging and non-hedging swaps amounted to $7.7 million in both first quarters.

There was a positive movement of $3.3 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2012, compared to a similar positive movement of $3.5 million in the first quarter of 2011. In addition, amortization of a deferred loss on a swap which became ineffective during 2010 and was de-designated as a non- hedging swap amounted to $0.4 million for both periods.

Also in the first quarter of 2012 there was a positive movement of $0.7 million on bunker swaps, which do not qualify as hedging instruments. An amount of $0.8 million in actual cash was received on the swaps in the first quarter of 2012. In the first quarter of 2011, there was a positive movement of $2.6 million on these swaps and $1.3 million was received in cash.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2012, capitalized interest was $0.3 million compared to $0.9 million in the previous year’s first quarter, the decrease being due to the different stage of completion of the vessels under construction between the two periods. In the first quarter of 2011 we had under construction two vessels, close to delivery whereas in the first quarter of 2012 there were also two vessels under construction, but at an earlier stage of completion.

Interest income

Total income derived from bank deposits was $0.5 million during the first quarter of 2012 compared to $0.6 million in the first quarter of 2011.

Non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the noncontrolling interest in the first quarter of 2012 amounted to $0.05 million compared to $0.1 million in the first quarter of 2011, the reduction being primarily due to increased operating expenses and interest rate costs.

Net loss/income

As a result of the foregoing, net loss for the quarter ended March 31, 2012 was $8.8 million, or $0.19 per diluted share versus net income of $9.3 million or $0.20 per diluted share for the quarter ended March 31, 2011. The weighted average number of shares (diluted) during the first quarter of 2012 was 46,208,737 compared to 46,172,417 during the first quarter of 2011.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2012 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our cash holdings and the number of vessels we have on time charter, we believe that, even if there is a further major and sustained downturn in market conditions, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through March 31, 2013, taking into account both our existing capital commitments and debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $10.5 million negative at March 31, 2012, compared to $111.1 million positive at March 31, 2011. Current assets decreased to $297.1 million at March 31, 2012 from $337.5 million at March 31, 2011 mainly due to decreased cash in non-restricted cash holdings by $74.0 million. Current liabilities increased to $303.2 million at March 31, 2012 from $222.0 million at March 31, 2011, due mainly to an increase in the current portion of long-term debt by $84.2 million relating mainly to the potential prepayments of debt on vessels held for sale.

Net cash provided by operating activities was $18.3 million in the quarter ended March 31, 2012 compared to $27.7 million in the previous year’s first quarter. The decrease is mainly due to the fall in revenue (net of voyage expenses) generated by operations. Expenditure for dry-dockings is deducted from cash generated by operating activities. The expenditure in the first quarter of 2012 on dry-dockings amounted to $3.5 million compared to $0.03 million in previous year’s first quarter.

Net cash used in investing activities was $0.9 million for the quarter ended March 31, 2012, compared to net cash from investing activities of $6.9 million for the quarter ended March 31, 2011. During the first quarter of 2011, the Company purchased highly liquid low-risk marketable securities for $2.5 million. These are accounted for as available for sale investments included in current assets and the changes in fair market value are included in other comprehensive income. In the first quarter of 2012, net funds for improvements on existing vessels amounted to $0.6 million. In the equivalent period of 2011, net funds paid for improvements of vessels amounted to $0.3 million. In the first quarter of 2012, there was no sale of vessels, while in the first quarter of 2011, the aframax tanker Opal Queen was sold generating net proceeds of $32.8 million.

In the first quarter of 2012, advances for vessels under construction amounted to $0.4 million compared to $23.0 million in the first quarter of 2011. There were a total of two vessels on order as at March 31, 2012 and four on order as at March 31, 2011. In 2011, we took delivery of the two suezmaxes Spyros K and Dimitris P. On March 21, 2011, contracts were signed with Sungdong Yard of South Korea for the construction of two suezmax DP2 shuttle tankers at a contract price of $92 million each.

At March 31, 2012, we had the two DP2 suezmax shuttle tankers on order with total remaining payments totaling $148.7 million, all of which will be covered by new debt which has been arranged for both vessels. Scheduled remaining payments as of March 31, 2012 are $55.2 million in 2012 and $93.5 million in 2013.

Net cash used in financing activities was $7.4 million in the quarter ended March 31, 2012, compared to $51.7 million during the quarter ending March 31, 2011. In January 2012, we drew down an unused amount of $28.4 million. There were loan repayments of $29.6 million in the first quarter of 2012, compared to $28.6 million repayments and $15.6 million prepayments in the first quarter of 2011.

Total debt outstanding decreased from $1,515.7 million at the beginning of the first quarter 2012 to $1,514.4 million by the quarter end. The debt to capital (equity plus debt) ratio was 62.5% at March 31, 2012 (or 59.3% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage on outstanding loans was approximately 49%.

Two loans, together totaling $164.4 million at March 31, 2012 ($169.4 million at December 31, 2011), include the VLCC vessels La Madrina and La Prudencia as security. These vessels are accounted for as held for sale and management expects to sell these vessels within 2012. On sale of these vessels it is expected that, in accordance with the terms of the respective loans, prepayments will be calculated on a basis that takes into account the value-to-loan ratios of the remaining vessels providing security to the loans. These prepayments, based on estimated values at March 31, 2012 are expected to amount to $62.8 million ($56.9 million at December 31, 2011) in addition to scheduled payments within one year. These amounts have been reclassified as current liabilities at March 31, 2012 and December 31, 2011.

As at March 31, 2012, due to the fall in tanker values, the value-to-loan ratios in certain loan agreements, were less than the required 120% of the outstanding debt. In such circumstances, upon request from our lenders, we have to either provide the lenders acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall. If not remedied when requested, these non-compliances would constitute events of default and could result in the lenders requiring immediate repayment of the loans. Therefore, a further $21.4 million has been reclassified as a current liability as of March 31, 2012 ($8.6 million as at December 31, 2011) in relation to a further ten loans (seven loans at December 31, 2011) together totaling $559.6 million at March 31, 2012 ($451 million at December 31, 2011) which were in non-compliance relating solely to the value-to-loan ratios at each period end. One of these loans relates to the financing of the subsidiary company in which we have a 51% interest. This loan has a 70% maximum leverage covenant which relates only to the assets and liabilities of that particular company. As at December 31, 2011, the leverage on this particular loan only was in excess of 70%. We have obtained a waiver of this covenant covering the period from December 31, 2011 through December 31, 2012. Also we made a repayment of $8.1 million in April 2012 on the loan against the balloon installment due in 2016 and agreed to increases in the interest rate margin during the waiver period and the remaining term of the loan. In all the aforementioned cases, we do not expect to pay down the loans up to March 31, 2013 beyond the amounts that we have already classified as current liabilities, even though all the loan agreements do include the right of lenders to accelerate repayments and even foreclose their liens on the vessels upon the occurrence of an event of default. Our loan agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross-default provisions in our credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities.

On April 18, 2012, the Company completed an offering of 10 million common shares at a price of $6.50 per share. The net proceeds from the sale of these common shares in this offering, after deducting underwriting discounts and estimated expenses relating to the offering was $62.66 million. The Company plans to use the net proceeds of the offering to fund growth initiatives, including LNG, working capital and other general corporate purposes.

A quarterly cash dividend of $0.15 was paid on February 14, 2012, amounting in total to $6.9 million. A further dividend was declared on April 17, 2012 and paid on May 25, 2012, totaling $8.4 million. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

On June 4, 2012 the Company signed a contract with a major Korean shipyard for the construction of one 162,000 cubic meter LNG carrier for $209.6 million, with expected delivery in the first quarter of 2015 and on July 2, 2012 the Company made the first installment of $20.96 million to the yard. We have an option to purchase an additional 162,000 cubic meter LNG carrier. If we exercise this option, the LNG carrier would be delivered in the fourth quarter of 2015.